Exhibit (d)(2)

JOINDER

This Joinder to the Agreement and Plan of Merger (this “Joinder”), is made and entered into as of December 26, 2023, by Rudolph Merger Sub Inc., a Delaware corporation (“Purchaser”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

Recitals

A.          Reference is hereby made to that certain Agreement and Plan of Merger made and entered into as of December 25, 2023, by and between Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and RayzeBio, Inc., a Delaware corporation (the “Company”) (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”).

B.          Purchaser was incorporated on December 26, 2023 by Parent, for the sole purposes of effecting the Offer, the Merger and the Transactions, in each case on the terms and conditions set forth in the Merger Agreement.

C.          Pursuant to the Merger Agreement, Parent agreed to cause Purchaser to become a party to the Merger Agreement as promptly as practicable following Purchaser’s formation.

D.          Purchaser wishes to enter into this Joinder and hereby become a party to and be bound by and comply with the provisions of the Merger Agreement applicable to it.

NOW, THEREFORE, in consideration of the foregoing premises as well as other for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser, intending to be legally bound, hereby agrees as follows:

Agreement

1.          Joinder to Merger Agreement. Purchaser hereby agrees that it is and shall be deemed for all purposes a party to and bound by the terms of the Merger Agreement as “Purchaser” in the same manner as if Purchaser were an original signatory to the Merger Agreement, and Purchaser is and shall be fully bound by, and subject to, and will comply in all respects with all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement applicable to Purchaser as though an original party thereto and in accordance with the terms and conditions set forth therein. Purchaser acknowledges and agrees that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in the Merger Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

2.          Authority; Binding Nature. Purchaser has the corporate power and authority to execute and deliver and perform its obligations under this Joinder; and the execution, delivery and performance by Purchaser of this Joinder has been duly authorized by all necessary action on the part of Purchaser and its boards of directors. This Joinder constitutes the legal, valid and binding obligation of Purchaser, and is enforceable against Purchaser in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and

(b) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company is an express and intended third party beneficiary to this Joinder and shall have all rights and remedies available in law or at equity to enforce the provisions contained herein.

3.          Miscellaneous. The provisions of Section 9 of the Merger Agreement shall apply mutatis mutandis to this Joinder.

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In Witness Whereof, this Joinder has been executed by the undersigned as of the date first above written.

Rudolph Merger Sub Inc.

By: /s/ Konstantina Katcheves

Name: Konstantina Katcheves

Title: President and Chief Executive Officer

[Signature Page to Joinder to Agreement and Plan of Merger]